Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-212571 Fact Sheet | September 18, 2018

SuperTrackSM Notes Linked to a Basket of Reference Assets

Issuer:	Barclays Bank PLC	Hypothetical Payment at Maturity
Tenor:	Approximately 5 years

All terms that are not defined in this fact sheet shall have the meanings set forth in the accompanying preliminary pricing supplement dated August 31, 2018 (the “Pricing Supplement”). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

The notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the notes. Any payment on the notes, including any payment upon an Automatic Call or at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and the exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.

Reference Asset:	A basket (the “Basket”) consisting of the S&P 500® Index, the Russell 2000® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF in weighted allocations as set forth below:
Basket Component	Weight
S&P 500® Index	40.00%
Russell 2000® Index	20.00%
EURO STOXX 50® Index	20.00%
iShares® MSCI Emerging Markets ETF	20.00%
CUSIP / ISIN:	06746XNQ2 / US06746XNQ24
Initial Value:	With respect to each Basket Component, the Closing Value on the Initial Valuation Date
Final Value:	With respect to each Basket Component, the Closing Value on the Final Valuation Date
Closing Value:

The “Closing Value” in respect to an Index means the closing level of that Index as set forth under “Reference Assets—Indices—Special Calculation Provisions” in the prospectus supplement (rounded to two decimal places, if applicable), and the “Closing Value” of the iShares® MSCI Emerging Markets ETF means the closing price of one share of such ETF as set forth under “Reference Assets—Exchange-Traded Funds—Special Calculation Provisions” in the prospectus supplement.

Initial Valuation Date:	September 28, 2018	Issue Date:	October 3, 2018
Final Valuation Date:	September 29, 2023	Maturity Date:	October 4, 2023
Selected Structure Definitions
Payment at Maturity:

If you hold your notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount of notes equal to:

•                  If the Basket Return is greater than 0.00%, an amount calculated as follows:

$1,000 + ($1,000 × Basket Return × Upside Leverage Factor)

•                  If the Basket Return is less than or equal to 0.00% but greater than or equal to -40.00%, $1,000; or

•                  If the Basket Return is less than -40.00%, an amount calculated as follows:

$1,000 + ($1,000 × Basket Return)

If the Basket Return is less than -40.00%, your notes will be fully exposed to the negative performance of the Basket. You may lose up to 100.00% of the principal amount of your notes.

Basket Return:	The Basket Return is the weighted average of the Basket Component Returns for each Basket Component
Barrier Percentage:	60.00%
Upside Leverage Factor:	[1.43 – 1.48]. The actual Upside Leverage Factor will be determined on the Initial Valuation Date and will not be less than 1.43.
Basket Component Return:	With respect to each Basket Component, an amount calculated as follows: Final Value – Initial Value Initial Value

Fact Sheet | September 18, 2018

SuperTrackSM Notes Linked to a Basket of Reference Assets

Summary Characteristics of the Notes

▪                 Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 0.875% of the principal amount of the notes, or up to $8.75 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.

▪                 Estimated Value Lower Than Issue Price—Our estimated value of the notes on the Initial Valuation Date is expected to be between $948.60 and $968.60 per note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information.

▪                 Potential for Significant Loss— The notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Notes at maturity. If the Basket Return is less than -40.00%, your notes will be fully exposed to the negative performance of the Basket. You may lose up to 100.00% of the principal amount of your notes.

▪                 Performance of Basket Components May Offset Each Other— The Basket Return will be calculated based on the weighted average performance of the Basket Components. The lesser performance of some Basket Components will mitigate, and may completely offset, the greater performance of other Basket Components. You may suffer a loss of principal at maturity even if one or more Basket Components performs positively. In addition, because the S&P 500® Index has the largest individual weight of any Basket Component, the performance of the S&P 500® Index will have a greater effect on the value of the notes than the performance of any other Basket Component.

Summary Risk Considerations

▪                 Credit of Issuer—The notes are senior unsecured debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you under the terms of the notes, including any repayment of principal that may be due.

▪                 U.K. Bail-In Power—Each holder of notes agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the notes or receiving a different security from the notes that is worth significantly less than the notes. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.

▪                 Historical Performance—The historical performance of the Basket Components is not an indication of the future performance of the Basket Components over the term of the notes.

▪                 Conflict of Interest—We and our affiliates play a variety of roles in connection with the notes, including acting as calculation agent and as a market-maker for the notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the notes.

▪                 Lack of Liquidity—The notes will not be listed on any securities exchange. There may be no secondary market for the notes or, if there is a secondary market, there may be insufficient liquidity to allow you to sell the notes easily.

▪                 Tax Treatment—Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.

Other Information

This fact sheet is a general summary of the terms and conditions of this offering of notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering of notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the notes contained in the Pricing Supplement as well as the information contained in the accompanying prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:

https://www.creativeservices.barclays/docs/200007927/06746XNQ2.pdf

You may access the prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes,” or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the notes.

You may revoke your offer to purchase the notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the Initial Valuation Date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase of notes. You may choose to reject such changes, in which case we may reject your offer to purchase the notes.